Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors registered domestic sales of 11,012 units in March 2020

Efforts to mitigate COVID-19 impact underway; BS IV ecosystem inventory near zero

Mumbai, April 1, 2020: Tata Motors Limited today announced its sales in the domestic & international market, for the month of March 2020, which stood at 12,924 vehicles, compared to 74,679 units during March 2019.

Domestic Sales Performance:

	Mar '20	Mar’19	% change	FY20	FY19	% Change
Total Domestic Sales	11,012	68,727	-84%	4,42,052	6,78,835	-35%

Domestic - Commercial Vehicles:

According to Mr. Girish Wagh, President, Commercial Vehicles Business Unit, Tata Motors Ltd., “Cumulatively, commercial vehicle domestic sale for FY20 at 3,10,855 units was -34% lower than FY19. Retail was 16% higher than offtake for the entire year.  Domestic sales in March 2020 was 5,336 units, deeply impacted by the COVID 19 lockdown as well as the planned transition to BSVI. Retail sales was significantly ahead of wholesales (>300%). Almost all BSIV vehicles in the ecosystem have been retailed, however, some await registration which was halted due to the lockdown. This will be cleared in the window provided. Productionization of BSVI vehicles was on track and we have wholesaled the initial few BSVI vehicles.

Our focus is to secure the extensive business continuity plan including ensuring full support to all our customers in need, particularly those who are transporting the essential goods during this challenging period”

Category	Mar '20	Mar ’19	% change	FY20	FY19	% Change
M&HCV	1,601	15,327	-90%	75,485	151,105	-50%
I & LCV	1,033	6,730	-85%	41,949	56,996	-26%
SCV & Pick up	1,637	7,239	-77%	37,698	54,207	-30%
Passenger Carriers	1,065	21,621	-95%	1,55,723	2,06,384	-25%
Total Domestic	5,336	50,917	-90%	3,10,855	4,68,692	-34%
CV Exports	1,787	5,619	-68%	29,845	51,085	-42%
Total CV	7,123	56,536	-87%	3,40,700	5,19,777	-34%

Total M&HCVs sales in FY20 including M&HCV Truck, Buses and International Business stood at 98,579 units compared to 1,86161 units in FY19.

Domestic - Passenger Vehicles:

According to Mr. Mayank Pareek, President, Passenger Vehicles Business Unit, Tata Motors Ltd.,, “Vehicle sales was affected by the COVID 19 outbreak and the subsequent nationwide lockdown. However, the customer response to our newly launched models – the Altroz and the refreshed BSVI range is encouraging. Our BSIV vehicle stock is near zero in the entire network.

I would be handing over to Mr. Shailesh Chandra who I am sure will take the PV team and the business to the next level, by delivering an exciting customer experience and building on the strength of the NEW FOREVER product portfolio.”

Category	Mar '20	Mar ’19	% change	FY20	FY19	% Change
Total PV	5,676	17,810	-68%	1,31,197	2,10,143	-38%

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.